UNITED STATES

                             SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON ,   D . C . 20549



     DIVISION OF
CORPORATION FINANCE




                                                              September 25,
2019

Lance Mitchell
Chief Executive Officer
Reynolds Consumer Products Inc.
1900 W. Field Court
Lake Forest, Illinois 60045

         Re: Reynolds Consumer Products Inc.
             Draft Registration Statement on Form S-1
             Filed August 29, 2019
             CIK No. 0001786431

Dear Mr. Mitchell:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed August 29, 2019

Prospectus Cover Page, page i

1. You disclose here and in the Listing section on page 135 that you "have applied" to list your Class A common stock under the symbol "REYN". In the List section on page 17 you disclose that you "intend to apply" to list your Class A common stock under the symbol "REYN". Please revise to make your disclosures consistent. Prospectus Summary, page 1

2. We note that you intend to affect a split of your common stock prior to the closing of the offering. To the extent you intend to do this prior to the effectiveness of your Form S-1, we remind you that in accordance with SAB Topic 4:C, you will need to revise your
 Lance Mitchell
FirstNameConsumer Products Inc.
Reynolds LastNameLance Mitchell
Comapany 25, 2019
September NameReynolds Consumer Products Inc.
September 25, 2019 Page 2
Page 2
FirstName LastName
         financial statements and your disclosures throughout the filing to give effect to the expected stock split. A signed, dated, and unrestricted auditor s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X. Risk Factors
Our amended and restated certificate of incorporation . . ., page 35

3. We note that your forum selection provision identifies the federal district courts of the
         United States of America for the resolution of any complaint asserting a cause of action arising under the federal securities laws. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to Securities
         Act claims, please also revise your prospectus to state tthat investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that your disclosure on page 35 is consistent with your disclosure on page 134.
Use of Proceeds, page 45

4. You disclose that the offering proceeds will be used to repay debt. Please set forth the interest rate and maturity of the indebtedness. Also, if the debt was incurred within the past year, describe the use of the proceeds of the indebtedness other than short-term borrowing used for working capital. Refer to Instruction 4 of Item 504 of Regulation S-K.
Dividend Policy, page 46

5. Please clarify whether your board can declare a dividend payable to holders of a single class of common stock or whether any dividend declared is payable equally to holders of Class A and Class B common stock.
Unaudited Pro Forma Combined Financial Data, page 54

6. Please note that once you have provided the pro forma financial information, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.
 Lance Mitchell
FirstNameConsumer Products Inc.
Reynolds LastNameLance Mitchell
Comapany 25, 2019
September NameReynolds Consumer Products Inc.
September 25, 2019 Page 3
Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

7. We note your disclosure that you intend to continually reinvent and optimize your business through your Reyvolution initiatives and that such initiatives are expected to continue to positively impact your business on a go forward basis. We further note that it appears you have incurred certain Business Rationalization costs related to your Canada operations for the three fiscal years presented based on your disclosures on page 20. It is not clear if such costs were part of your overall Reyvolution initiatives and whether similar type costs are expected to continue to be incurred in the future. Given that such initiatives have been a material focus in mitigating cost inflation related to labor and benefits among other things, please identify the nature of your cost reduction initiatives. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide the disclosures required by SAB Topic 5:P.4. We also remind you that to the extent there are any material impairments associated with such activities, your disclosures should also highlight such impairments including discussing whether there are any known material adverse trends impacting your businesses. See Item 303(a)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.
8. We note your disclosure that the decrease in your interest expense of $42 million or 13%
         when comparing your results for the year ended December 31, 2018 and December 31,
         2107 were driven by changes in interest rates and outstanding principal balances. Given the material change in your interest expense between the periods presented, please further expand your disclosure to provide a more robust analysis of the underlying drivers behind the change in your interest expense. In that regard, it would appear that a discussion around your weighted average interest rates and weighted average outstanding balances would better help investors understand the material impacts to your interest expense between the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and
         Section 501.12 of the Financial Reporting Codification for guidance. Critical Accounting Policies, page 81

9. We note that you view your revenue recognition policies related to your sales incentives as a critical accounting policy. Please further expand your disclosures to quantify the impact of your sales incentives on your results of operations for each of the periods presented including any outstanding accrual balances as of December 31, 2018 and 2017.
         If such incentive programs are not considered material, please state as such.
Executive Compensation, page 112

10. We note that there are a number of blanks in this section. Please fill in the blanks in your next amendment.
 Lance Mitchell
Reynolds Consumer Products Inc.
September 25, 2019
Page 4


Certain Relationships and Related Party Transactions
Transactions to be Entered into in Connection with this Offering, page 124

11. We note that you will enter into a number of agreements in connection with this offering.
         Please file all material agreements as exhibits to your registration statement.
Class A and B Common Stock, page 130

12. Describe the "certain transfers" that will not result in Class B common stock automatically converting into Class A common stock.
Note 2 - Summary of Signifcant Accounting Policies, page F-9

13. We note your reference to your Reyvolution initiatives in Management's Discussion and
         Analysis. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide your accounting for the related costs and obligations as well as the disclosures required by ASC 420- 10-50.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
15. Please identify the underwriter(s) of the offering in the next amendment.
        You may contact Ameen Hamady (Staff Accountant) at (202) 551-3891 or Al Pavot
(Staff Accountant) at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                                Sincerely,
FirstName LastNameLance Mitchell
                                                                Division of
Corporation Finance
Comapany NameReynolds Consumer Products Inc.
                                                                Office of
Manufacturing and
September 25, 2019 Page 4                                       Construction
FirstName LastName